CERTIFICATE

This certificate applies to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins Gold Corp. on January 28, 2015, with an effective date as of May 7, 2012 (the “Technical Report”).

I, Stephen John Taylor, hereby certify that:

1.	I am a civil engineer, at Picacho Associates, LLC, with an address of 522 West State Avenue, Phoenix, Arizona, 85021.

I graduated with a Bachelor's of Science degree in Civil Engineering from the University of the Witwatersrand in 1984, and a Master's of Science in Applied Mathematics from the University of Colorado in 1997. 1 have been employed as an engineer for 27 years. I am a registered Professional Engineer in the State of Arizona (#45940).

2.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

3.	I visited the property in November 2011 for 2 days.

4.	I am responsible for the preparation of Sections 24.1, 24.2, 24.3, 24.4, parts of 26 and Appendices 7, 8 and 9 of the Technical Report.

5.	I am independent of Timmins Gold Corp. as described in section 1.5 of NI 43-101.

6.	I have no prior involvement with the property that is the subject of the technical review.

7.	I have read NI 43-101, and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

8.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of February, 2015.

Stephen John Taylor (Signed and Sealed)
Stephen John Taylor, PE